Exhibit 99.1

Constellium SE Voting Results General Meeting of 25 November 2019

		Total number of shares for which votes were validly cast*	Percentage of the issued capital**	Votes in favor	Votes against	Abstentions ***
Agenda items
Item 2	Transfer of corporate seat from Amsterdam to Paris	97,686,863	71.11%	91,167,465	6,519,398	1,662,598
Item 3	Amendments to Articles of Association	97,686,007	71.12%	91,173,830	6,512,177	1,663,454
Item 4	Confirmation of Board composition following Transfer of Corporate Seat	97,689,282	71.11%	91,443,662	6,245,620	1,660,179
Item 5	Confirmation of annual fixed fees granted to Directors	99,248,103	72.25%	88,406,912	10,841,191	101,358
Item 6	Appointment of PricewaterhouseCoopers Audit and RSM Paris	99,257,875	72.25%	98,122,667	1,135,208	91,586
Item 7	Confirmation of Board authorizations to allocate shares under 2013 EIP	99,251,425	72.25%	73,116,909	26,134,516	98,036

Item 8	Delegation to Board to increase share capital by issuance of shares or securities with preferential subscription rights (up to 50% of the share capital)	99,253,511	72.25%	87,112,742	12,140,769	95,950
Item 9	Delegation to Board to increase share capital by issuance of shares or securities without preferential subscription rights by way of a public offering (up to 50% of share capital)	99,253,447	72.25%	62,446,052	36,807,395	96,014
Item 10	Delegation to Board to increase share capital by issuance of shares or securities without preferential subscription rights by way of an offering made to a restricted number of, or qualified, investors (up to 10% of share capital)	99,253,847	72.25%	87,336,228	11,917,619	95,614
Item 11	Delegation to Board to increase the number of shares issued in case of a capital increase with or without preferential subscription rights (up to 15% of share capital)	99,254,411	72.25%	63,303,123	35,951,288	95,050

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Item 12	Delegation to Board to issue/grant shareholders warrants to subscribe to new shares of the Company in the event of a public tender offer (up to 50% of the share capital)	99,254,060	72.26%	44,684,062	54,569,998	95,401
Item 13	Delegation to Board to increase share capital by way of issuance of new shares to participants of employee savings plan without preferential subscription rights (up to 1% of share capital)	99,253,861	72.25%	97,621,393	1,632,468	95,600
Item 14	Powers granted to the Company’s CEO or his representative to carry out legal formalities	99,253,861	72.25%	98,045,716	1,208,145	95,600

*	This number is equal to the total number of validly cast votes; it concerns the total number of votes for and against; the number of abstentions is not included in this number.
**

This concerns the percentage of the issued capital that is entitled to vote. On the Record Date October 28, 2019, 137,351,277 shares were issued in the capital of Constellium SE and with respect to 137,351,277 shares votes can be cast (i.e. the total number of voting rights is 137,351,277). Percentages are rounded down to two decimals.

***	Abstentions and votes that were not cast or not validly cast.

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